UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52140

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 ____ AND ENDING 12/31/24 ____
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Archipelago Securities, LLC** ____

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

353 N Clark St, Suite 3200 ____

                              (No. and Street)

Chicago	**IL**	60654-4721
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sean Thomasson	**(770)916-2593**	sean.thomasson@ice.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP ____

                    (Name – if individual, state last, first, and middle name)

One Manhattan West, 395 Ninth Avenue	**New York**	**NY**	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Sean Thomasson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Archipelago Securities, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Principal Financial Officer

[signature]
Notary Public

KY NISHIJIMA
NOTARY PUBLIC
MY COMMISSION EXPIRES MARCH 15, 2027
COBB COUNTY, GEORGIA

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Archipelago Securities, LLC
**Statement of Financial Condition Filed Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
December 31, 2024**

Archipelago Securities, LLC

December 31, 2024



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors
Archipelago Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Archipelago Securities, LLC (the Company) as of December 31, 2024 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2023.

March 27, 2025

1

Archipelago Securities, LLC
Statement of Financial Condition
As of December 31, 2024

($ in thousands)

Assets

Cash and cash equivalents	$	13,458
Receivables from brokers or dealers and clearing organizations		12,345
Receivables from related parties		1,608
Other assets		1,149
Total assets		28,560

Liabilities and Member's Equity

Payables to brokers or dealers and clearing organizations	$	14
Accounts payable and accrued liabilities		3,161
Payables to related parties		1,707
Other liabilities		651
Total liabilities		5,533
Member's equity		23,027
Total liabilities and member's equity	$	28,560

The accompanying notes are an integral part of this financial statement.

($ in thousands)

1. **Organization and Nature of Operations**

   Archipelago Securities, LLC (the "Company"), a Delaware limited liability company, is a wholly-owned subsidiary of NYSE Group, Inc. (the "Parent"). The Parent is a wholly-owned subsidiary of Intercontinental Exchange, Inc. ("ICE"), a publicly-traded company listed on the New York Stock Exchange. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "Exchange Act") and is a member of the Financial Industry Regulatory Authority ("FINRA").

   The Parent owns and operates NYSE Market Inc. ("NYSE"), NYSE Arca LLC ("Arca"), NYSE American LLC ("NYSE American"), NYSE National, Inc. ("NYSE National"), and NYSE Chicago Holdings, Inc. ("NYSE Chicago") for trading of equities and NYSE Arca, Inc. ("Arca Options") and NYSE AMEX Options LLC ("American Options") for trading of options. The Company primarily acts as a routing agent of NYSE, Arca, NYSE American, NYSE National, NYSE Chicago, Arca Options, and American Options by routing orders to other execution venues that contain the best bid or offer in the equities and options markets. The Company self clears transactions from the activity routed from its affiliated exchanges, and also clears on behalf of Archipelago Trading Services, Inc. ("ATS"), which is a wholly-owned subsidiary of the Parent.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   The accompanying financial statement is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

   Unless otherwise indicated, the terms "we," "us," "our," or "the company" in this report refer to Archipelago Securities, LLC.

   Cash and Cash Equivalents
   The Company considers all short-term, highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents.

   Investments in money market funds are considered to be cash equivalents. The carrying value of such cash equivalents approximates their fair value due to the short-term nature of these instruments. Cash equivalents at December 31, 2024, include $0 invested in money market funds that are governed under Rule 2a-7 of the Investment Company Act of 1940.

   Use of Estimates
   The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. We consider significant estimates, which are most susceptible to change and impacted significantly judgments, assumptions, and estimates to be provision for income taxes and related tax reserves. Actual results could differ from these estimates.

   Receivables from/Payables to Brokers or Dealers and Clearing Organizations
   Receivables from and payables to brokers or dealers and clearing organizations primarily represent amounts due for securities failed to deliver or failed to receive and deposits with clearing organizations. The receivables are reported at their outstanding principal balance.

($ in thousands)

In the normal course of business, a portion of the Company's securities transactions, money balances, and security positions are transacted with several third-party clearing firms. The Company is subject to credit risk to the extent any clearing firm with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company monitors the financial condition of such brokers to minimize the risk of any losses from these counterparties.

ASU 2016-13, *Financial Instruments - Measurement of Credit Losses on Financial Instruments*, primarily impacts the Company's receivables from customers, broker-dealers and clearing organizations. A portion of the Company's trades and contracts are cleared through a clearing organization and are settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposure is limited to the amount owed to the Company during this short period of time.

Financial Instruments
The carrying amounts of receivables, other assets, payables, and other short-term assets and liabilities approximate their fair values based on their short-term nature.

Income Taxes
The Company is a single member limited liability company and has elected, for federal, state and local income tax purposes, to be treated as a division of the Parent. Such entities are generally not subject to entity-level federal, state or local income taxation. All items of income, expense, gain and loss of the Company are therefore included in the consolidated income tax returns filed by certain affiliates. The Company has elected to allocate the consolidated amount of current and deferred tax expense of the Parent to the Company under ASU 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes*. Therefore, the income tax provision is reported in the financial statements and the disclosure on income tax provision is reported in the accompanying footnotes.

Federal and unitary state income tax receivables or payables with the affiliates on behalf of the Company are included as a component of receivables or payables with related parties. Income taxes reflected in the accompanying financial statement are calculated as if the Company filed separate income tax returns and are accounted for under the liability method.

The Company recognizes a current tax liability or tax asset for the estimated taxes payable or refundable on tax returns for the current year. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The Company establishes valuation allowances if we believe that it is more likely than not that some or all of our deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using current enacted tax rates in effect.

We do not recognize a tax benefit unless we conclude that it is more likely than not that the benefit will be sustained on audit by the taxing authority based solely on the technical merits of the associated tax position. If the recognition threshold is met, we recognize a tax benefit measured at the largest amount of the tax benefit that, in our judgment, is greater than 50 percent likely to be realized. We recognize accrued interest and penalties related to uncertain tax positions as a component of income tax expense.

($ in thousands)

3. **Receivables from/Payables to Brokers or Dealers and Clearing Organizations**

Securities failed to deliver or receive ("fails") represent receivable or payable balances, respectively, arising from transactions with brokers/dealers that have not settled on settlement date. Fails open at December 31, 2024, which remain unsettled, do have a material effect on the Company's financial statements.

Receivables from and Payables to brokers or dealers and clearing organizations at December 31, 2024 consist of the following:

Assets		
Securities failed to deliver	$	36
Deposits with clearing organizations		12,309
Total receivables from brokers or dealers and clearing organizations	$	12,345
Liabilities		
Securities failed to receive	$	14
Total payables to brokers or dealers and clearing organizations	$	14

4. **Related Party Transactions**

The Company primarily acts as a routing agent of affiliates by routing orders to other execution venues that contain the best bid or offer in the market. The Company earns routing fees from its affiliates representing a markup of actual routing costs charged by other execution venues. The Company also performs clearing services on behalf of affiliates.

Throughout the year the Company incurs costs from its affiliates when it routes trades from the NYSE, Arca, NYSE American, NYSE National, and NYSE Chicago exchanges to another of these exchanges.

The Parent employs corporate, marketing, and information technologies staff to support the Company. Under a contract, required by the FINRA, with the Company, the Parent provides operational and support services. The contract is the Parent Subsidiary Expense Agreement ("the Agreement"), whereby the Parent shall provide all material hardware, software and personnel necessary to facilitate the operation of the routing broker and to provide certain other corporate and business services. The Agreement provides for the Company's expenses and liquidity needs to be met by the Parent without expectation of repayment. Customary and reasonable direct expenses are attributable to the ownership and control of all such employed hardware, software and personnel and the Company is dependent on the Parent providing the services in order for the Company to carry out its operations.

Amounts payable to related parties for federal and state income taxes were $215 at December 31, 2024. As part of operations, certain disbursements are paid through related parties. As a result of the noted transactions, receivables from related parties were $1,608 and payables to related parties, net of taxes, were $1,492 as of December 31, 2024.

Archipelago Securities, LLC
Notes to the Statement of Financial Condition
As of December 31, 2024

($ in thousands)

On March 26, 2018, the Company entered into an unsecured Revolving Note and Cash Subordination Agreement (the "Subordination Agreement") with its Ultimate Parent, Intercontinental Exchange, Inc. (the "Lender"). The Lender has committed $100 million of credit to the Company that can be accessed at any time and repaid at any time, subsequent to FINRA's approval, without premium or penalty. Credit under the Subordination Agreement may now be advanced through October 15, 2025, with all unpaid principal and interest due on October 15, 2026.

Interest is payable at current rates at the advance date. The Lender may accelerate payment date with six months' notice. The Company pays an annual commitment fee for unutilized amounts payable in arrears. There was no outstanding loan balance at December 31, 2024.

5. Concentration

The Company's cash and cash equivalents is held at an individual U.S. financial institution, which potentially exposes the Company to counterparty risk. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. As of December 31, 2024, the Company had approximately $13,208 in excess of FDIC insured limits. The Company has not experienced any losses in these accounts.

6. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following table summarizes the significant components of our deferred tax assets and liabilities as of December 31, 2024 (in thousands):

Deferred tax assets:	
Other accrued expenses	$43
Other	-
Total deferred tax assets	43
Valuation Allowance	-
Total deferred tax assets, net of valuation allowance	$43
Deferred tax liabilities:	
Other	-
Total deferred tax liabilities	-
Net non-current deferred tax assets/(liabilities)	$43

The Company's 2015-2024 tax years remain subject to examination by the relevant tax authorities.

($ in thousands)

7. **Regulatory Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method permitted by the Rule 15c3-1. This method requires that minimum net capital not be less than the greater of $250 or 2% of aggregate debit items arising from customer transactions pursuant to SEC Rule 15c3-3. As of December 31, 2024, the Company's net capital of $20,270 was $20,020 in excess of required net capital.

Advances to affiliates, distribution payments and other equity withdrawals are subject to certain notification and other provisions of SEC Rule 15c3-1 and other regulatory bodies.

8. **Segment Reporting**

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of two classes of services, including routing orders to other execution venues and clearing on behalf of an affiliated broker-dealer. The Company has identified its Executive Principal, Robert Hill, as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital (see Note 7), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The CODM does not review total assets.

9. **Subsequent Events**

The Company has evaluated subsequent events through March 27, 2025, which is the date this financial statement was issued, and determined that no events or transactions, other than described above, met the definition of a subsequent event for purpose of recognition or disclosure in the accompanying financial statement.